================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         ____________________________

                                SCHEDULE 13E-3

                                 Rule 13e-100

                   Transaction Statement under Section 13(e)
       of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder
                               (Amendment No. 2)
                         ____________________________

                              KENETECH CORPORATION
                         ____________________________
                             (Name of the Issuer)

                             KENETECH CORPORATION
                                MARK D. LERDAL
                                 ____________
                     (Name of Person(s) Filing Statement)


                   Common Stock, par value $0.0001 per share
                                 ____________
                        (Title of Class of Securities)


                                   488878109
                                 ____________
                     (CUSIP Number of Class of Securities)


                              Dianne P. Urhausen
                    Vice President and Corporate Secretary
                             KENETECH Corporation
                         500 Sansome Street, Suite 410
                       San Francisco, California  94111
                          Telephone:  (415) 398-3825

                                 ____________
         (Name, Address and Telephone Number of Persons Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                 ____________

                                With copies to:

Mark A. Morton, Esq.            Michael G. O'Bryan, Esq.       Matthew Starnes
Potter Anderson & Corroon LLP   Morrison & Foerster LLP        Gibson, Dunn & Crutcher LLP
Hercules Plaza, P.O. Box 951    425 Market Street              One Montgomery Street
Wilmington, Delaware 19899      San Francisco, CA 94105-2482   San Francisco, CA 94104
Telephone: (302) 984-6000       Telephone: (415) 268-7000      Telephone: (415) 393-8204

     This statement is filed in connection with (check the appropriate box):

     a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [X]  A tender offer.

     d. [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                                 ____________

                           Calculation of Filing Fee

================================================================================
          Transaction Valuation*                    Amount of Filing Fee**

--------------------------------------------------------------------------------
                 $34,549,971                               $6,910

================================================================================

     *Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.04, the per share tender offer price, by 33,220,164, the sum of (i) 31,970,164 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 750,000 shares of Common Stock and (iii) outstanding warrants with respect to 500,000 shares of Common Stock, in each case as of October 20, 2000.

     **Calculated as 1/50 of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $6,910               Filing Party:  KC Merger Corp.
Form or Registration No.: Schedule TO/13E-3                   KC Holding Corporation
                                                              ValueAct Capital Partners, L.P.
                                               Date Filed:    November 7, 2000

================================================================================

                                 INTRODUCTION

     This Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") relates to the offer by KC Merger Corp. ("Purchaser"), a Delaware corporation which is wholly owned by KC Holding Corporation ("Parent"), a Delaware corporation which in turn is wholly owned by ValueAct Capital Partners, L.P. ("VAC"), a Delaware limited partnership, as set forth in the Tender Offer Statement on Schedule TO, dated November 7, 2000 (the "Schedule TO"), to purchase all of the outstanding shares of common stock of KENETECH corporation, a Delaware corporation ("KENETECH"), par value $.0001 per share, at a price of $1.04 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "Initial Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), the supplement to the Offer to Purchase dated November 26, 2000 (the "Supplement"), a copy of which is attached hereto as Exhibit (a)(1)(H) (the Initial Offer to Purchase and the Supplement are together referred to herein as the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(C) (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the "Offer"). The Schedule TO was filed by Purchaser, Parent, and VAC with the Securities and Exchange Commission (the "SEC") on November 7, 2000.

     In response to the Offer, KENETECH filed a Solicitation/Recommendation Statement on Schedule 14D-9 on November 7, 2000, as amended by Amendment No. 1 to Schedule 14D-9 filed on November 14, 2000 (as amended, the "Schedule 14D-9"). The information contained in the Schedule 14D-9 is expressly incorporated by reference in response to the items of this Schedule 13E-3.

     All references in this Schedule 13E-3 to information set forth under an identified caption of the Initial Offer to Purchase include references to any information set forth under the corresponding caption of the Supplement, all of which supplemental information is incorporated herein by reference in the applicable item of this Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The information contained in this Schedule 13E-3 and/or the Offer to Purchase concerning each filing person other than KENETECH was supplied by each such filing person and no other filing person, including KENETECH, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEM 1.  Summary Term Sheet.

     The information contained in the section "Summary of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  Subject Company Information.

     (a)  Name and Address.

     The name of the subject company is KENETECH Corporation. The principal executives offices of the subject company are located at 500 Sansome Street, Suite 410, San Francisco, California 94111, and its telephone number is (415) 398-3825.

     (b)  Securities.

     This Schedule 13E-3 relates to the Company's common stock, par value $.0001 per share (the "Common Stock" or "Shares"). Unless the context otherwise requires, references to Common Stock or Shares include the associated preferred stock purchase rights issued pursuant to a rights agreement dated as of May 4, 1999, between KENETECH and ChaseMellon Shareholder Services, L.L.C., as amended as of October 25, 2000 (the "Rights Agreement"). As of the close of business on October 20, 2000, there were 31,970,164 shares of Common Stock outstanding.

     (c)  Trading Market and Price.

     The information set forth under the caption "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d)  Dividends.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

          The Tender Offer -- Price Range of Shares; Dividends; and The Tender Offer -- The Transaction Agreements -- The Merger Agreement -- Conduct of Business Pending the Merger.

     (e)  Prior Public Offerings.

     Not applicable.

     (f)  Prior Stock Purchases.

     The information set forth on "Schedule B" of the Offer to Purchase and under the following captions in the Offer to Purchase is incorporated herein by reference:

          Special Factors -- Background of the Transaction; Past Contacts, Negotiations and Agreements; and
          The Tender Offer -- Certain Information Concerning Purchaser and
          Parent.

ITEM 3.  Identity and Background of Filing Persons.

     (a)  Name and Address.

     This Schedule 13E-3 is filed by KENETECH, which is the issuer and subject company, and Mark D. Lerdal, the President, Chief Executive Officer and Chairman of the Board of Directors of KENETECH (collectively, the "Filing Persons").

     The name, business address and business telephone number of KENETECH are set forth in Item 2 above. The name, business address and business telephone number of Mark D. Lerdal and the name, business address and business telephone number of each of KENETECH's other executive officers and directors are set forth under the caption "Information Concerning KENETECH -- Current Members of the Board of Directors" and "--Executive Officers" in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") which is attached as "Schedule I" to the Schedule 14D-9, and is incorporated herein by reference.

     (b)  Business and Background of Entities.

     Not applicable.

     (c)  Business and Background of Natural Persons.

     The information set forth under the captions "Current Members of the Board of Directors" and "Executive Officers" in the Information Statement is incorporated herein by reference.

ITEM 4.  Terms of the Transaction.

     (a)  Material Terms.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

          Summary of the Offer;
          Introduction;
          The Tender Offer -- Terms of the Offer;
          The Tender Offer -- Acceptance for Payment and Payment for Shares; The Tender Offer -- Procedure for Tendering Shares;
          The Tender Offer -- Withdrawal Rights;
          The Tender Offer -- Certain United States Federal Income Tax Consequences of the Transactions;
          The Tender Offer -- The Transaction Agreements; and
          The Tender Offer -- Certain Conditions of the Offer.

     (c)  Different Terms.

     Not applicable.

     (d)  Appraisal Rights.

     The information set forth under the caption "The Tender Offer -- Appraisal Rights" in the Offer to Purchase, under the caption "Appraisal Rights" in Item 8 of the Schedule 14D-9, and in Schedule C of the Offer to Purchase, is incorporated herein by reference.

     (e)  Provisions for Unaffiliated Security Holders.

     None. The information set forth under the caption "Provisions for Unaffiliated Security Holders" of the Offer to Purchase is incorporated herein by reference.

     (f)  Eligibility for Listing or Trading.

     Not applicable.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (a)  Transactions.

     The information set forth in the Information Statement is incorporated herein by reference.

     (b)  Significant Corporate Events.

     The information set forth in "Schedule B" of the Offer to Purchase, in Item 3, "Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9, and under the following captions of the Offer to Purchase, is incorporated herein by reference:

          Special Factors -- Background of the Transaction; Past Contacts, Negotiations and Agreements; and
          Special Factors -- Interests of Certain Persons in the Offer and the Merger.

     (c)  Negotiations or Contacts.

     The information set forth in Schedule B of the Offer to Purchase, in Item 3, "Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9, and under the following captions of the Offer to Purchase, is incorporated herein by reference:

          Special Factors -- Background of the Transaction; Past Contacts, Negotiations and Agreements; and
          Special Factors -- Interests of Certain Persons in the Offer and the Merger.

     (e)  Agreements involving the Subject Company's Securities.

     The information set forth under the following captions of the Offer to Purchase is incorporated herein by reference:

          Introduction;

          Special Factors -- Background of the Transaction; Past Contacts, Negotiations and Agreements;
          Special Factors -- Purposes, Alternatives, Reasons, Effects and Plans; Special Factors -- Interest of Certain Persons in the Offer and the Merger; and
          The Tender Offer -- The Transaction Agreements.

ITEM 6.  Purposes of the Transaction and Plans or Proposals.

     (b)  Use of Securities Acquired.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

          Introduction;
          Special Factors -- Background of the Transaction; Past Contacts, Negotiations and Agreements;
          Special Factors -- Purposes, Alternatives, Reasons, Effects and Plans; Special Factors -- Position of Parent, Purchaser, VAC and Mr. Lerdal as to the Fairness of the Offer and the Merger;
          Special Factors -- Interests of Certain Persons in the Offer and the Merger; and
          The Tender Offer -- The Transaction Agreements.

     (c)  Plans.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

          Special Factors -- Background of the Transaction, Past Contacts, Negotiations and Agreements;
          Special Factors -- Purposes, Alternatives, Reasons, Effects and Plans; Special Factors -- Interests of Certain Persons in the Offer and the Merger;
          The Tender Offer -- Possible Effects of the Offer on the Market for the Shares and Exchange Act Registration; and
          The Tender Offer -- The Transaction Agreements.

ITEM 7. Purposes, Alternatives, Reasons and Effects

     The information set forth at Item 4(b) under the caption "The Solicitation or Recommendation -- Background of the Offer" in the Schedule 14D-9 is incorporated herein by reference.

     (a)  Purposes.

     The information set forth in Item 7 of the Schedule 14D-9 and under the following captions in the Offer to Purchase is incorporated herein by reference:

          Special Factors -- Background of the Transaction; Past Contacts, Negotiations and Agreements;

          Special Factors -- Purposes, Alternatives, Reasons, Effects and Plans; and
          Special Factors -- Interests of Certain Persons in the Offer and the Merger.

     (b)  Alternatives.

     The information set forth at Item 4(b) under the following captions in the
Schedule 14D-9 is incorporated by reference:

          Background of the Offer; and
          Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. -- Assessment of KENETECH's Strategic Alternatives to the Offer and the Merger.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

          Special Factors -- Background of the Transaction; Past Contacts, Negotiations and Agreements; and
          Special Factors -- Purposes, Alternatives, Reasons, Effects and Plans.

     (c)  Reasons.

     The information set forth at Item 4 in the Schedule 14D-9 and under the following captions in the Offer to Purchase is incorporated herein by reference.

          Special Factors -- Purposes, Alternatives, Reasons, Effects and Plans; Special Factors -- Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction; and Special Factors -- Position of Parent, Purchaser, VAC and Mr. Lerdal as to the Fairness of the Offer and the Merger.

     (d)  Effects.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

          Introduction;
          Special Factors -- Purposes, Alternatives, Reasons, Effects and Plans; Special Factors -- Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction;
          The Tender Offer -- Certain United States Federal Income Tax Consequences of the Transactions; and
          The Tender Offer -- Possible Effects of the Offer on the Market for the Shares and Exchange Act Registration.

ITEM 8.  Fairness of the Transaction.

     (a)  Fairness.

     The information set forth at Item 4(b) under the caption in the Schedule 14D-9 entitled "Fairness of the Offer and the Merger" is incorporated herein by reference.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

          Special Factors -- Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction; and Special Factors -- Position of Parent, Purchaser, VAC and Mr. Lerdal as to the Fairness of the Offer and the Merger.

     (b)  Factors Considered in Determining Fairness.

     The information set forth at Item 4(b) under the following captions in the
Schedule 14D-9 are incorporated herein by reference:

          Fairness of the Offer and the Merger; and Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

          Special Factors -- Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction; and Special Factors -- Position of Parent, Purchaser, VAC and Mr. Lerdal as to the Fairness of the Offer and the Merger.

     (c)  Approval of Security Holders.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

          Special Factors -- Purposes, Alternatives, Reasons, Effects and Plans; The Tender Offer -- The Transaction Agreements; and
          The Tender Offer -- Certain Conditions of the Offer.

     (d)  Unaffiliated Representative.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

          Special Factors -- Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction;
          Special Factors -- Position of Parent, Purchaser, VAC and Mr. Lerdal as to the Fairness of the Offer and the Merger; and The Tender Offer -- Provisions for Unaffiliated Security Holders.

     (e)  Approval of Directors.

     The information set forth under the caption in the Offer to Purchase entitled "Special Factors -- Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction" is incorporated herein by reference.

     (f)  Other Offers.

     None.

ITEM 9.  Reports, Opinions, Appraisals and Negotiations.

     (a)  Report, Opinion or Appraisal.

     The information set forth at Item 4 under the caption in the Schedule 14D-9 entitled "The Solicitation or Recommendation" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal.

     The information set forth at Item 4 under the caption in the Schedule 14D-9 entitled "The Solicitation or Recommendation" and the fairness opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. attached to the Offer to Purchase as "Annex A" are incorporated herein by reference.

     (c)  Availability of Documents.

     The information set forth under the caption in the Offer to Purchase entitled "Special Factors -- Reports, Opinions, Appraisals and Negotiations" and the fairness opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. attached to the Offer to Purchase as "Annex A" are incorporated herein by reference.

     ITEM 10.  Sources and Amounts of Funds or Other Consideration.

     (a)  Source of Funds.

     The information set forth under the caption "The Tender Offer --Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b)  Conditions.

     The information set forth under the caption "The Tender Offer -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (c)  Expenses.

     The information set forth under the caption in the Offer to Purchase entitled "The Tender Offer -- Fees and Expenses" is incorporated herein by reference.

     (d)  Borrowed Funds.

     Not applicable.

ITEM 11.  Interest in Securities of the Subject Company.

     (a)  Securities Ownership.

     The information set forth under the caption "Beneficial Ownership of Shares" in the Information Statement is incorporated herein by reference. The information set forth under the caption "Special Factors -- Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

     (b)  Securities Transactions.

     The information set forth under Item 6 of the Schedule 14D-9 entitled "Interest in Securities of the Subject Company" is incorporated herein by reference.

ITEM 12.  The Solicitation or Recommendation.

     (d)  Intent to Tender or Vote in a Going-Private Transaction.

     The information set forth under Item 4(c) of the Schedule 14D-9 entitled "Intent to Tender" is incorporated herein by reference.

     (e)  Recommendations of Others.

     The information set forth under the Offer to Purchase entitled "Special Factors -- Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction" is incorporated herein by reference.

ITEM 13.  Financial Statements.

     (a)  Financial Information.

     The information set forth in the Offer to Purchase entitled "The Tender Offer -- Certain Information Concerning KENETECH" is incorporated herein by reference. The information set forth in Item 8 of KENETECH's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and December 31, 1999, respectively is incorporated herein by reference. The information set forth in
Item 1 of KENETECH's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000 is incorporated herein by reference.

     (b)  Pro Forma Information.

     Not applicable.

ITEM 14.  Persons/Assets Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations.

     The information set forth at Item 5 in the Schedule 14D-9 under the caption "Persons/Assets Retained, Employed, Compensated or Used" is incorporated herein by reference.

     (b)  Employees and Corporate Assets.

     The information set forth at Item 5 in the Schedule 14D-9 under the caption "Persons/Assets Retained, Employed, Compensated or Used" is incorporated herein by reference.

ITEM 15.  Additional Information.

     (b)  Other Material Information.

     The information contained in the Offer to Purchase is incorporated herein by reference.

ITEM 16.  Exhibits.

     (a)(1)(A)   Offer to Purchase dated November 6, 2000*+

     (a)(1)(B)   Letter of Transmittal*+

     (a)(1)(C)   Notice of Guaranteed Delivery*+

     (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*+

     (a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*+

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*+

     (a)(1)(G)   Press Release of KENETECH, dated October 25, 2000**

     (a)(1)(H)   Supplement to Offer to Purchase dated November 26, 2000****++

     (a)(1)(I) Recommendation Statement on Schedule 14D-9 of KENETECH Corporation, dated November 6, 2000***+

     (a)(1)(J) Amendment No. 1 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated November 14, 2000 (filed as Schedule 14D-9 on November 14, 2000 and incorporated by reference)

     (a)(1)(K) Amendment No. 2 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated November 27, 2000 (filed as Schedule 14D-9 on November 27, 2000 and incorporated by reference)

     (a)(2)      Letter to Stockholders, dated November 6, 2000***+

     (a)(5)(A) First Amended Complaint of Robert L. Kohls and Louise A. Kohls against Gerald R. Alderson, Charles Christenson, Angus M. Duthie, Mark D. Lerdal and KENETECH (incorporated by reference to Schedule III attached to Schedule 14D-9)***+

     (a)(5)(B) Opinion by the Court denying the Motion to Dismiss, dated July 26, 2000 (incorporated by reference to Schedule IV attached to the Schedule 14D-9)***+

     (a)(5)(C) First Amended Complaint of Robert L. Kohls and Louise A. Kohls against KENETECH, Angus M. Duthie, Mark D. Lerdal, Gerald R. Alderson and Charles Christenson***

     (a)(5)(D) Opinion by the Court dismissing Class Action, dated July 26, 2000***

     (a)(5)(E) Pages 15 through 35 of KENETECH's Annual Report on Form 10-K for the year ended December 31, 1999 (incorporated by reference to KENETECH's Form 10-K filed with the Securities and Exchange Commission on March 28, 2000)

     (a)(5)(F) Pages 2 through 23 of KENETECH's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (incorporated by reference to KENETECH's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2000)

     (a)(5)(G) Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint in the action styled Kohls v. Duthie, et al. (incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by KENETECH on November 14, 2000)

     (a)(5)(H) Pages 3 through 28 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (incorporated by reference to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14,
                 2000)

     (c)(1) Opinion of Houlihan Lokey to the Special Committee and the Board of Directors of KENETECH, dated October 25, 2000 (incorporated by reference to Schedule II attached to the Schedule 14D-9)+

     (c)(2) Presentation to KENETECH's Special Committee and Board of Directors by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated October 25, 2000*

     (c)(3)    Schedule of the 823 U.S. acquisitions considered by Houlihan
               Lokey****

     (c)(4) Feasibility Assessment of the Proposed Astoria Energy Project, prepared by Navigant Consulting, Inc. for VAC****

     (d)(1) Agreement and Plan of Merger, dated as of October 25, 2000, among KENETECH, Purchaser and Parent**

     (d)(2) Confidentiality Agreement, dated June 29, 2000, between KENETECH and VAC*

     (d)(3) Guaranty, dated October 25, 2000, by VAC for the benefit of KENETECH*

     (d)(4) Subscription and Contribution Agreement, dated October 24, 2000, among VAC, Parent and Mark D. Lerdal*

     (d)(5) Form of Stockholders Agreement, undated, among Parent, Mark D. Lerdal and certain investing stockholders*

     (d)(6) Voting Agreement, dated October 25, 2000, among Parent, Purchaser and Mark D. Lerdal*

     (d)(7) Employment Agreement, dated October 25, 2000, between Purchaser and Mark D. Lerdal*

     (d)(8) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Schedule I attached to the Schedule 14D-9)+

     (d)(9) Amendment to Rights Agreement, dated October 25, 2000, between KENETECH and ChaseMellon Shareholder Services, L.L.C.***

     (f) Section 262 of the General Corporation Law of State of Delaware; Chapter 13 of the General Corporation Law of the State of California (included as Schedule C to Offer to Purchase)*

     (g)       None
     _________________

* Incorporated by reference to the Schedule TO filed by Purchaser, Parent and VAC on November 6, 2000.

**   Incorporated by reference to Form 8-K filed by KENETECH on October 26,
     2000.

*** Incorporated by reference to the Schedule 14D-9 filed by KENETECH on November 7, 2000.

**** Incorporated by reference to Amendment No. 2 to Schedule TO/13E-3 filed by
     Purchaser, Parent, VAC and VA Partners, L.L.C. on November 27, 2000.

+    Included in copies mailed to KENETECH's stockholders on November 7, 2000.

++ Included in copies mailed to the Company's stockholders on November 27, 2000.

                                  SIGNATURES

     After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2000                     KENETECH CORPORATION


                                             By: /s/ Dianne P. Urhausen
                                             Name:  Dianne P. Urhausen
                                             Title: Vice President and Corporate
                                                    Secretary


                                             MARK D. LERDAL


                                             /s/ Mark D. Lerdal
                                             Name: Mark D. Lerdal

                                 EXHIBIT INDEX

     (a)(1)(A) Offer to Purchase dated November 6, 2000*+

     (a)(1)(B) Letter of Transmittal*+

     (a)(1)(C) Notice of Guaranteed Delivery*+

     (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*+

     (a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*+

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*+

     (a)(1)(G) Press Release of KENETECH, dated October 25, 2000**

     (a)(1)(H) Supplement to Offer to Purchase dated November 26, 2000****++

     (a)(1)(I) Recommendation Statement on Schedule 14D-9 of KENETECH Corporation, dated November 6, 2000***+

     (a)(1)(J) Amendment No. 1 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated November 14, 2000 (filed as Schedule 14D-9 on November 14, 2000 and incorporated by reference)

     (a)(1)(K) Amendment No. 2 to Recommendation Statement on Schedule 14D-9 of KENETECH, dated November 27, 2000 (filed as Schedule 14D-9 on November 27, 2000 and incorporated by reference)

     (a)(2)    Letter to Stockholders, dated November 6, 2000***+

     (a)(5)(A) First Amended Complaint of Robert L. Kohls and Louise A. Kohls against Gerald R. Alderson, Charles Christenson, Angus M. Duthie, Mark D. Lerdal and KENETECH (incorporated by reference to
               Schedule III attached to Schedule 14D-9)***+

     (a)(5)(B) Opinion by the Court denying the Motion to Dismiss, dated July 26, 2000 (incorporated by reference to Schedule IV attached to the Schedule 14D-9)***+

     (a)(5)(C) First Amended Complaint of Robert L. Kohls and Louise A. Kohls against KENETECH, Angus M. Duthie, Mark D. Lerdal, Gerald R. Alderson and Charles Christenson***

     (a)(5)(D) Opinion by the Court dismissing Class Action, dated July 26, 2000***

     (a)(5)(E) Pages 15 through 35 of KENETECH's Annual Report on Form 10-K for the year ended December 31, 1999 (incorporated by reference to KENETECH's Form 10-K filed with the Securities and Exchange Commission on March 28, 2000)

     (a)(5)(F) Pages 2 through 23 of KENETECH's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (incorporated by reference to KENETECH's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2000)

     (a)(5)(G) Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint in the action styled Kohls v. Duthie, et al. (incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by KENETECH on November 14, 2000)

     (a)(5)(H) Pages 3 through 28 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (incorporated by reference to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2000)

     (c)(1) Opinion of Houlihan Lokey to the Special Committee and the Board of Directors of KENETECH, dated October 25, 2000 (incorporated by reference to Schedule II attached to the Schedule 14D-9)+

     (c)(2) Presentation to KENETECH's Special Committee and Board of Directors by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated October 25, 2000*

     (c)(3)    Schedule of the 823 U.S. acquisitions considered by Houlihan
               Lokey****

     (c)(4) Feasibility Assessment of the Proposed Astoria Energy Project, prepared by Navigant Consulting, Inc. for VAC****

     (d)(1) Agreement and Plan of Merger, dated as of October 25, 2000, among KENETECH, Purchaser and Parent**

     (d)(2) Confidentiality Agreement, dated June 29, 2000, between KENETECH and VAC*

     (d)(3) Guaranty, dated October 25, 2000, by VAC for the benefit of KENETECH*

     (d)(4) Subscription and Contribution Agreement, dated October 24, 2000, among VAC, Parent and Mark D. Lerdal*

     (d)(5) Form of Stockholders Agreement, undated, among Parent, Mark D. Lerdal and certain investing stockholders*

     (d)(6) Voting Agreement, dated October 25, 2000, among Parent, Purchaser and Mark D. Lerdal*

     (d)(7) Employment Agreement, dated October 25, 2000, between Purchaser and Mark D. Lerdal*

     (d)(8) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Schedule I attached to the Schedule 14D-9)+

     (d)(9) Amendment to Rights Agreement, dated October 25, 2000, between KENETECH and ChaseMellon Shareholder Services, L.L.C.***

     (f) Section 262 of the General Corporation Law of State of Delaware; Chapter 13 of the General Corporation Law of the State of California (included as Schedule C to Offer to Purchase)*

     (g)       None
     _________________

* Incorporated by reference to the Schedule TO filed by Purchaser, Parent and VAC on November 6, 2000.

**   Incorporated by reference to Form 8-K filed by KENETECH on October 26,
     2000.

*** Incorporated by reference to the Schedule 14D-9 filed by KENETECH on November 7, 2000.

**** Incorporated by reference to Amendment No. 2 to Schedule TO/13E-3 filed by
     Purchaser, Parent, VAC and VA Partners, L.L.C. on November 27, 2000.

+    Included in copies mailed to KENETECH's stockholders on November 7, 2000.

++ Included in copies mailed to the Company's stockholders on November 27, 2000.